[THE RICEX COMPANY LETTERHEAD]

July 18, 2005

VIA EDGAR – CORRESPONDENCE FILING

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549
Attn: Jonathan Duersch

Re:	The RiceX Company (the “Company”) Form 10-KSB for Fiscal Year Ended December 31, 2004, Filed March 30, 2005 Form 10-QSB for Fiscal Quarter Ended March 31, 2005, Filed May 16, 2005 SEC File No. 0-24285

Dear Mr. Duersch:

        In connection with our response letter dated June 21, 2005 (the “Response”) to your letter dated June 13, 2005 requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding the matters discussed in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the Commission on March 31, 2005, we hereby supplement our Response as follows and acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact directly our attorney, Deepak Nanda, Esq., at (310) 975-7912, with any questions or comments regarding this matter. Mr. Nanda’s facsimile number is (310) 557-8475.

        Thank you for your consideration.

THE RICEX COMPANY
By: /s/ Todd C. Crow
Todd C. Crow
Chief Financial Officer